                      GREENWICH TECHNOLOGY PARTNERS, INC.
                                123 Main Street
                          White Plains, New York 10601
                           Telephone:  (914) 289-8000
                              Fax:  (914) 289-8001

                                 March 2, 2001

Via EDGAR and Overnight Delivery
--------------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

     Re:  Greenwich Technology Partners, Inc.
          Request to Withdraw Registration Statement on Form S-1,
          (Registration No. 333-44318)
          ----------------------------

Securities and Exchange Commission:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Greenwich Technology Partners, Inc. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form S-1 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter, on grounds that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement was initially filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system on August 23, 2000.

     The Registration Statement was filed in connection with a proposed initial public offering of the Registrant's common stock, par value $.01 per share ("Common Stock"). The Registrant has determined that it will not proceed with the registration and sale of Common Stock as contemplated in the Registration Statement. Because the Registrant will not proceed with the proposed offering, the Registrant's management believes that withdrawal of the Registration Statement is appropriate.

     The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement. The filing fee for the Registration Statement was paid by electronic wire transfer to the Commission at the time of the initial filing and pursuant to Rule 155 promulgated by the Commission on January 26, 2001, the Registrant understands that the fees will be available for future registration statements.
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Securities and Exchange Commission
March 2, 2001

     Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (914) 289-8051.


                                  Sincerely,

                                  GREENWICH TECHNOLOGY PARTNERS, INC.


                                  By:  /s/ Dennis M. Goett
                                       -------------------------------
                                       Dennis M. Goett
                                       Senior Vice President,
                                       Chief Financial Officer


cc: James M. Daly, Mail Stop 4-6 (Securities and Exchange Commission) Craig Wilson, Mail Stop 4-6 (Securities and Exchange Commission) Elliot Staffin, Mail Stop 4-6 (Securities and Exchange Commission) Dennis M. Goett (Greenwich Technology Partners)
     Kevin M. Barry (Testa, Hurwitz & Thibeault, LLP)
     John M. Mutkoski (Testa, Hurwitz & Thibeault, LLP)
     Laurie A. Cerveny (Testa, Hurwitz & Thibeault, LLP)
     Gustavo Resendiz (Testa, Hurwitz & Thibeault, LLP)
     Stephen L. Burns (Cravath, Swaine & Moore)